UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Universal Display Corporation

File No. 001-12031- CF#22817

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Universal Display Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2008.

Based on representations by Universal Display Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 30, 2010
Exhibit 10.2	through January 1, 2014
Exhibit 10.3	through January 1, 2014
Exhibit 10.4	through January 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay E. Ingram
Special Counsel